Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

January 24, 2018
Via EDGAR
Nicholas P. Panos
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
NZCH Corporation
Schedule 13E-3
Originally Filed on January 5, 2018
File Nos. 005-84901
Ladies and Gentlemen:
On behalf of our client, NZCH Corporation (the “Company”), please find enclosed for submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Schedule 13E-3 (as amended, the “Schedule 13E-3”), which was initially filed with the Commission on January 5, 2018.
Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Nicholas P. Panos, dated January 23, 2018 (the “Comment Letter”).  Certain capitalized terms set forth in this letter are used as defined in the Schedule 13E-3.
The Company has asked us to convey the following as its responses to the Staff:
1.	We note the response to prior comment numbers five and nine in our letter dated January 10, 2018, and the corresponding amended disclosures. Rule 13e-3(e) imposes a disclosure obligation on both the issuer and the affiliate engaged in a Rule 13e-3 transaction as distinguished from one party to the exclusion of any others “engaged” in the transaction within the meaning of Rule 13e-3(b). See Question and Answer No. 5 in Exchange Act Release 17719 (April 13, 1981). Accordingly, please revise the Schedule 13E-3 to not only have HRG sign the required filing, but also produce the fairness determination regulated under Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A. In addition, please provide any other disclosures omitted by HRG given its obligation under Rule 13e-3(e).

Mr. Nicholas P. Panos
Division of Corporation Finance
Securities and Exchange Commission

Response to Comment 1
The Schedule 13E-3 and Disclosure Statement have been revised in response to the Staff’s comment.  Please see page 9 of the Disclosure Statement.
If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3309 or David E. Weinfeld at (212) 373-3948.
Sincerely,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	George Nicholson
NZCH Corporation